

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Adam Laufer
Chief Executive Officer
Worldwide Strategies Inc.
1961 NW 150 Avenue
Suite 205
Pembroke Pines, FL

> **Re: Worldwide Strategies Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed July 13, 2021**
> **File No. 000-52362**

Dear Mr. Laufer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G

Business, page 2

1. We note that you have generated no revenues and have had no or nominal assets and operations to date. Therefore, it appears that you are a shell company under Rule 12b-2 of the Exchange Act. Please revise to prominently disclose your shell company status in the business section. Additionally, revise your current risk factor disclosure on page 17 that states that you "may be deemed" a shell company to clearly state that you are shell company.

Overview, page 2

2.   You state here that you currently sell your book, the Kaufmann Protocol, online and have a mobile application on the iOS platform. On page 4, you note that the Kaufmann Protocol has sold approximately 10,000 copies. Please revise your business section to highlight, if true, that these historical sales have not generated any revenue for the company, explain why they have not generated any revenue for the company and discuss whether you will generate revenue from future sales of the book.

Intellectual Property, page 5

3.   Please summarize the material terms of your intellectual property license agreement with Dr. Kaufmann, including the duration of the agreement. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Risk Factors, page 7

4.   We note that each share of Series A and Series B preferred stock entitles its holder to 6.25 and 1,000 votes, respectively. Please revise to add a risk factor summarizing the voting rights of your Series A and Series B preferred stock and discuss resulting risks to you and your common stock shareholders.

Directors and Executive Officers, page 22

5.   For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director. Please also disclose each director's principal occupations and employment during the past five years, including, for Mr. Laufer, the period from December 2017 to July 2019. Please refer to Items 401(a), 401(b) and 401(e) of Regulation S-K.

Executive Compensation, page 22

6.   Please update to provide executive compensation disclosure for the fiscal year ended July 31, 2021. See Item 402(m) of Regulation S-K.

Recent Sales of Unregistered Securities, page 24

7.   Please disclose your issuance of 270,000 shares of Class B preferred stock. Please refer to Item 701 of Regulation S-K. We note that on page F-19 you indicate that you issued 270,000 shares of "Convertible Series B preferred stock" to the Custodian on July 10, 2019. On page F-9, you indicate that Mr. Laufer owned 270,000 shares of Class B preferred stock as of July 31, 2020, and continued to hold those 270,000 shares through April 30, 2021.

Item 15. Financial Statements and Exhibits, page 31

8.   Please list separately all financial statements filed as part of the registration statement. Please refer to Item 15(a) of Form 10.

General

9.   On page F-11, you disclose that you entered into a binding letter of intent to acquire a company in the health and fitness industry on May 29, 2021. Please revise to summarize the binding, material terms of this letter of intent and file it as an exhibit. Additionally, please provide us with an update on the status of this potential acquisition.

10.   Please ensure that you accurately and consistently describe the current status of your business and product offerings. In this regard, you state on page 3 that you do not currently offer molecular agents. However, disclosures elsewhere, such as your statement on page 5 that a majority of your products are considered dietary supplements and your statement on page 9 that you have changed the majority of your capsules to a vegetable base, suggest that you currently offer certain products. Please revise these and other disclosures to clarify, if true, that you do not currently offer any molecular agents as products.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Pavan Satyaketu